                                  ALBECCA INC.
                          3900 Steve Reynolds Boulevard
                             Norcross, Georgia 30093

                                  July 23, 1998

VIA ELECTRONIC TRANSMISSION
AND FEDEX
Ms. Amy Meltzer Starr
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 3-9
Washington, D.C. 20549

         Re:      Application for Withdrawal of
                  Registration Statement on Form S-1
                  (Commission File No. 333-53439)

Dear Ms. Starr:

         The undersigned registrant, Albecca Inc. (the "Company"), pursuant to Rule 477 of the rules and regulations under the Securities Act of 1933, as amended, hereby requests that the Commission consent to the withdrawal of its Registration Statement on Form S-1 (Commission File No. 333-53439). The Registration Statement was originally filed on May 22, 1998 and was amended on July 2, 1998. The Registration Statement has not become effective and none of the Class A Common Stock has been sold or offered pursuant thereto. The Company is withdrawing the Registration Statement because in the opinion of management, a public offering is not prudent at this time.

         We understand that upon receiving the Company's request for withdrawal of its Registration Statement, an order of withdrawal will be prepared by the Staff. If such an order is prepared, we would greatly appreciate receiving a copy of it for our file. If such an order is not prepared, we would appreciate receiving confirmation from the Staff that the Company's Registration Statement has been withdrawn.

         Should you have any questions about this matter, please feel free to contact Philip H. Moise or Jon H. Klapper of Nelson Mullins Riley & Scarborough, L.L.P. at (404) 817-6000.

                                        Very truly yours,

                                        Albecca Inc.


                                        By: /s/ Craig A. Ponzio
                                           Craig A. Ponzio
                                           Chairman, President and Chief
                                           Executive Officer